UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  May 18, 2007                         /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                        MAY 18, 2007

        ROCHESTER CLOSES 700,000 UNIT PRIVATE PLACEMENT AT $2.50 PER UNIT


VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The board of directors is pleased to advise that it has closed the 700,000 unit (the "Units") non-brokered private placement announced on May 3, 2007 at a purchase price of $2.50 per Unit with three non-associated funds managed by Burlingame Asset Management, LLC based in San Francisco, CA. Each Unit consists of one common share and one transferable common share purchase warrant exercisable into an additional common share at an exercise price of $2.75 per share for a period of 18 months following closing. The common shares and the warrants are subject to a four month hold period expiring September 18, 2007. No finders fees were paid on the transaction.

In addition to this private placement, earlier this month the three Burlingame funds exercised 1,036,900 warrants at an exercise price of $1.15 per common share. They now collectively own 17% of the outstanding shares of the Company and 1,075,000 warrants which, upon exercise, would increase their combined share position to 19.8%.

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. Its 100% owned Mina Real Mine located in the state of Nayarit, Mexico, is currently awaiting final approvals of certain completed and proposed modifications to the milling process and management expects to recommence commissioning of milling operations in the next few days.

Key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. In March 2007 the Company obtained a 70% interest in the Santa Fe gold-silver property located immediately east of its 7200 hectare Mina Real Property. The Santa Fe property covers approximately 3800 hectares, and previous work has identified ten zones of epithermal veining and mineralization on the property. The Santa Fe property is within trucking distance of the Mina Real Mill and has the potential to provide additional mill feed to support a material increase in capacity or possibly the development of a second mill in the area.

Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:

/s/ ALFREDO P. DAVILA                          Empire Communications Inc.
-----------------------------------              Tel: 1-866-841-0068
Alfredo P. Davila,                        Website: www.rochesterresourcesltd.com
President & CEO

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.